SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For March, 2026
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

PUBLICLY-HELD COMPANY

CNPJ 43.776.517/0001-80

NIRE nº 35.3000.1683-1

MATERIAL FACT

Companhia de Saneamento Básico do Estado de São Paulo – Sabesp (the "Company"), in compliance with the provisions of Resolution No. 44 of the Brazilian Securities and Exchange Commission ("CVM"), dated August 23, 2021, as amended, and as a continuation of the material facts disclosed on October 5, 2025 and January 20, 2026, hereby informs its shareholders and the market in general, at this date, that it has entered into a quota purchase and sale agreement and other covenants with África Fundo de Investimento Multimercado Responsabilidade Limitada for the acquisition, by the Company, of 100% (one hundred percent) of the quotas of Oceania Fundo de Investimento em Ações ("Oceania") for the amount of R$ 171,637,858.05 (one hundred seventy-one million, six hundred thirty-seven thousand, eight hundred fifty-eight reais and five centavos).

Oceania's sole asset consists of 3,407,000 (three million, four hundred and seven thousand) registered, book-entry common shares with no par value issued by EMAE – Empresa Metropolitana de Águas e Energia S.A. ("EMAE"), representing 23.17% (twenty-three point seventeen percent) of EMAE's common shares and 9.22% (nine point twenty-two percent) of EMAE's total share capital.

The acquisition price shall be paid in cash on March 13, 2026, and is not subject to subsequent adjustments. The price corresponds to the price per share offered in connection with the public tender offer for the acquisition of EMAE's common shares (i.e., R$49.47 (forty-nine reais and forty-seven centavos) per share), registered with the CVM, pursuant to Article 254-A of Law No. 6,404, dated December 15, 1976, duly adjusted by the SELIC rate until March 11, 2026, through the present date, which results in a price per EMAE share of R$50.38 (fifty reais and thirty-eight centavos).

The Company will keep its shareholders and the market in general informed of any developments related to the subject matter of this Material Fact.

São Paulo, March 12, 2026

DANIEL SZLAK

Chief Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: March 16, 2026

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Daniel Szlak
Name: Daniel Szlak Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.